UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                      to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. GLATFELTER COMPANY

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K) SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2011

GLATFELTER 401(K) SAVINGS PLAN

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Finance Committee and Participants

Glatfelter 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Parente Beard LLC

York, Pennsylvania

June 15, 2012

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS

Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust - at fair value	$65,335,088	$64,516,333
Notes receivable from participants	1,512,052	1,258,010

Net Assets Available for Benefits	$66,847,140	$65,774,343

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2011	2010

INVESTMENT (LOSS) INCOME IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$(469,235)	$6,389,582

INTEREST ON PARTICIPANT LOANS	66,347	60,245

CONTRIBUTIONS
Participants	4,748,289	4,643,049
Rollovers	347,269	31,792
Employer	689,424	696,890

	5,784,982	5,371,731

NET TRANSFERS IN	268,720	3,961

BENEFITS PAID TO PARTICIPANTS	(4,569,941)	(3,355,563)

ADMINISTRATIVE EXPENSES	(8,076)	(5,984)

NET INCREASE IN NET ASSETS	1,072,797	8,463,972

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	65,774,343	57,310,371

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$66,847,140	$65,774,343

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible salaried employees of P. H. Glatfelter Company’s Spring Grove Group and its Ohio Group, each as defined in the Plan, (the “Company”) who have completed 60 days service.

Participation - An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions - Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. The Company will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll reduction contributions.

Participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing bonus, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and Company matching contributions described above.

Participants may allocate contributions among available investment options. All Company matching contributions are initially invested in the P. H. Glatfelter Stock Fund.

Participant Accounts and Vesting - Payroll reduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. With the exception of Ohio-based employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

With respect to the Ohio Group employees, matching contributions are fully vested upon receipt by the Plan.

Investment income and market appreciation or depreciation are allocated daily to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding day.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance shall be distributed in a direct rollover to an IRA account of the Plan Administrators choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

Participants may withdraw amounts from certain accounts for an immediate and heavy hardship that cannot be reasonably met from other resources.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a borrowing exceed 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates commensurate with local prevailing rates at the time the borrowing is approved. As of December 31, 2011, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2011 and 2010, loans outstanding totaled $1,512,052 and $1,258,010, respectively.

Administrative Costs - Administrative costs of the Plan are absorbed by the Company, with certain exceptions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investments - The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/ depreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

New Accounting Pronouncement - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRs.” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRs. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management doesn’t believe there will be any impact of adopting ASU 2011-04.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments held in the Master Trust at fair value in accordance with FASB codification “Fair Value Measurement”, which provides the framework in measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2011
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s interest in Master Trust:
Mutual funds:
Growth funds	$30,309,670	$30,309,670	$—	$—
International growth funds	2,969,899	2,969,899	—	—
Growth and income funds	4,463,640	4,463,640	—	—
Income funds	5,638,375	5,638,375	—	—
Target funds	8,189,379	8,189,379	—	—
Foreign large blend funds	34,581	34,581	—	—
Money market fund	6,161,528	6,161,528	—	—
Unitized stock fund	7,568,016	7,568,016	—	—

	$65,335,088	$65,335,088	$—	$—

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

	2010
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s interest in Master Trust:
Mutual funds:
Growth funds	$32,251,978	$32,251,978	$—	$—
International Growth funds	4,162,834	4,162,834	—	—
Growth and Income funds	4,019,563	4,019,563	—	—
Income funds	4,620,178	4,620,178	—	—
Target funds	7,489,482	7,489,482	—	—
Money market fund	5,522,385	5,522,385	—	—
Unitized stock fund	6,449,913	6,449,913	—	—

	$64,516,333	$64,516,333	$—	$—

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee (“Trustee”).

At December 31, 2011 and 2010, the Plan’s undivided interest in the net assets of the Master Trust was approximately 56%.

The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s trust statements prepared by the Trustee of the Plan, and furnished to the Plan administrator.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION - CONTINUED

Investment income for the Master Trust for the years ended December 31, 2011 and 2010 were as follows:

	December 31,
	2011	2010
Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$1,599,544	$160,391
Mutual Funds	(5,045,585)	9,555,423

Total	(3,446,041)	9,715,814
Interest and dividends:
P. H. Glatfelter Company Stock Fund	300,416	289,130
Mutual Funds	2,064,613	1,131,124

Total	2,365,029	1,420,254

Total Investment (Loss) Income	$(1,081,012)	$11,136,068

The Plan’s share of the underlying investments of the Master Trust that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2011	2010

At Fair Value as Determined by Quoted Market Prices:
Money market funds:
Fidelity Retirement Money Market Fund	$6,161,528	$5,522,386
Mutual funds:
Fidelity Disciplined Equity Fund		10,301,536
Fidelity Contrafund K	13,024,508
NB Guardian Institution Fund	9,000,821
Fidelity Contrafund		10,838,718
Baron Asset Fund	3,744,503	3,653,347
Artio International Equity Fund		4,162,834
Fidelity Intermediate Bond Fund	4,802,879	3,883,556
Unitized Stock Fund
P. H. Glatfelter Stock Fund	7,568,016	6,449,913

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

However, in the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on July 11, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by the Trustee. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all Company matching contributions are initially invested in the P. H. Glatfelter Stock Fund.

For the years ended December 31, 2011 and 2010, recordkeeper and investment management fees are netted against investment income.

As of December 31, 2011, the Plan’s interest in the Master Trust accounted for 657,459 units of the P. H. Glatfelter common stock fund at a per-unit price of $11.51. As of December 31, 2010, the Plan’s interest in the Master Trust accounted for 659,662 units of the P. H. Glatfelter common stock fund at a per-unit price of $9.78. Units held as of December 31, 2011 and 2010 were equivalent to 513,395 and 515,843 shares of P. H. Glatfelter common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2011, and 2010 P. H. Glatfelter common stock had a market value of $7,219,138 and $6,329,388, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2011 and 2010, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net increase of $268,720 and $3,961 is included in the accompanying statements of changes in net assets available for benefits for the Plan years ended December 31, 2011 and 2010, respectively.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amount reported in the statement of net assets available for Plan benefits.

GLATFELTER 401(K) SAVINGS PLAN

Employer Identification Number:  23-0628360

Plan Number:  007

Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Participant Loans	4.25% - 9.25%	—	$1,512,052

	Total Investments			$1,512,052

   * Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 18, 2012	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm